

June 3, 2010

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your letter filed on May 13, 2010 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis

Loan Quality – Delinquencies, page 69

1.   We note your response to prior comments 1 and 2 from our letter dated April 29, 2010 related to loans modified under your temporary modification and consumer credit counseling agencies (CCCA) programs. Please tell us and revise future filings to disclose whether the allowance for loan losses related to these loans is not materially different than it would have been if the allowance had been calculated under ASC 310 (SFAS 114).

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comment, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant